

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

Via E-mail
Jerold Rubinstein
Chief Executive Officer
Stratus Media Group, Inc.
1800 Century Park East, 6th Floor
Los Angeles, CA 90067

      Re: Stratus Media Group, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed October 31, 2013
              File No. 000-24477

Dear Mr. Rubinstein:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note that you will not have sufficient shares to complete the transactions to the extent that they require the immediate issuance of common shares. In this regard, it appears that the proposed reverse stock split and private placements are related to your proposed acquisitions of Canterbury/Hygenia and Histogen. In light of your proposed actions to effectively increase your authorized common stock by means of the reverse split and thereafter use the additional authorized shares for the purposes you describe, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, the financial information required by Item 13 and Item 14. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Item 1 of Schedule 14C and Note A of Schedule 14A.

Effects of the Reverse Stock Split, page 5

2. Please revise this section to discuss the potential anti-takeover effects of the reverse stock split.

U.S. Federal Income Tax Consequences, page 7

3. Please revise the section title and disclosure to indicate that the disclosure is a summary of certain "material" U.S. federal income tax considerations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David L. Ficksman, Esq.